EXHIBIT 99.1

Press Release

For immediate release

Liminal BioSciences Announces New Appointments to its Board of Directors

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – September 1, 2020 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), a clinical-stage biopharmaceutical company, announced today the appointment of Mr. Alek Krstajic and Mr. Eugene Siklos to the Board of Directors, effective immediately.

Mr. Krstajic is the former Chief Executive Officer of Wind Mobile, which was sold to Shaw Communications in 2016 for $1.6 Billion.  Previously he was the founder and Chief Executive Officer of Public Mobile, which was purchased by Telus in 2013. Mr. Krstajic has also served as the President of Bell Mobility and a Senior Vice President of Rogers Communications. Mr. Krstajic sits on a number of boards, and has received numerous awards and recognitions, including Canada’s Top 40 under 40 and a Queen Elizabeth II Diamond Jubilee Medal for his service to Canada.

Mr. Siklos is the President of ThomVest Asset Management. Formerly he was the Vice President, Head of Investments for Export Development Canada (“EDC”), which he joined in 2009. EDC Investments has over $2 Billion in capital committed to its direct and fund investments. Mr. Siklos holds an MBA degree from Harvard Business School and has over 30 years of financial and business experience, including as a corporate finance professional with Morgan Stanley and Merrill Lynch. Mr. Siklos has served on numerous Boards of Directors, including Paragon Pharmacies (TSX), Copperleaf Technologies, BTI Systems, and ecobee (Observer).

Mr. Krstajic and Mr. Siklos are being appointed to the Board of Directors to fill the vacancies caused by the resignations of Mr. Stefan Clulow and Mr. Zachary Newton.

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“We continue to enjoy positive support from Thomvest, our majority shareholder, and we look forward to working with Mr. Krstajic and Mr. Siklos as Thomvest’s new representatives on our Board to continue our progress in discovering, developing and commercializing novel treatments for diseases of high unmet medical need”, stated Mr. Kenneth Galbraith, Chief Executive Officer of Liminal BioSciences. ”With our BLA filing for Ryplazim expected this quarter and a potential commercial launch of Ryplazim in the US in 2021 if our BLA is approved by the FDA, the extensive business and investment experience of Mr. Krstajic and Mr. Siklos will be valuable to the Board of Directors as we continue to position our business for successful, long-term growth.”

In addition to the new Director appointments, the Board has appointed Mr. Krstajic as the non-executive Chair of the Board, effective immediately.

“We wish to thank Stefan and Zack for their contributions to the growth of Liminal BioSciences and wish them success in all their future endeavors," stated Prof. Simon Best, Lead Independent Director of Liminal BioSciences.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical-stage biopharmaceutical company focused on discovering, developing and commercializing novel treatments for patients suffering from diseases of high unmet medical need, primarily related to fibrosis, including respiratory, liver and kidney diseases. Liminal BioSciences has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors such as FFAR1, or GPR40, G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs. Our lead small molecule product candidate, fezagepras (PBI-4050), is expected to enter an additional Phase 1 clinical trial in 2H-2020 to evaluate multiple ascending doses of fezagepras in both healthy volunteers and patients, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. The optimal dose and dosing regimen of fezagepras is expected to be further evaluated in Phase 2 clinical trials in selected fibrosis indications pending the results of the Phase 1 clinical trial.

Liminal BioSciences has also leveraged its experience in bioseparation technologies through its subsidiary Prometic Bioproduction Inc. to isolate and purify

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biopharmaceuticals from human plasma. Our lead plasma-derived product candidate is Ryplazim® for which the Company, through its’ US subsidiary, Prometic Biotherapeutics Inc., expects to resubmit a BLA in the third quarter of 2020 with the FDA seeking approval to treat patients with congenital plasminogen deficiency. Ryplazim® has previously been granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency.

Prometic Plasma Resources, a subsidiary of Liminal BioSciences Inc., has joined the CoVIg-19 Plasma Alliance to contribute to the acceleration of the development of a potential new therapy for COVID-19. Our Canadian center located in Winnipeg, Manitoba is licensed by the FDA and Health Canada, and is certified by the European Union and the Plasma Protein Therapeutics Association. Our American center located in Amherst, New York is licensed by the State of New York and its’ BLA submission is currently under review by the FDA.

Liminal BioSciences has active business operations in Canada, the United Kingdom and the United States.

Forward Looking Statement

This press release contains forward-looking statements about Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to the timing of any planned BLA resubmission, development of R&D programs and the timing of initiation of clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. At this stage, the product candidates of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, Liminal BioSciences’ ability to develop, manufacture, and successfully commercialize product candidates, if ever, the impact of

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the COVID-19 pandemic on its business operations, clinical development, regulatory activities and financial and other corporate impacts, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical trials, the ability of Liminal BioSciences to take advantage of business opportunities in the pharmaceutical industry, uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2019 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this Press Release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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Investor Contact

Matt Lane

matt@gilmartinir.com

+1 617.901.7698

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